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          FORM 5                                        OMB APPROVAL
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[ ] Check his box if no longer              OMB Number                 3235-0287
    subject to Section 16. Form 4           Expires:          September 30, 1998
    or Form 5 obligations may               Estimated average burden
    continue. See Instruction 1(b).         hours per response...............0.5
[X] Form 3 Holdings Reported               -------------------------------------
[ ] Form 4 Holdings Reported

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person

    Pocock         Terrence         H.
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    (Last)         (First)       (Middle)

    5210 Williams Circle, Ste 200
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       (Street)

    Tucson          AZ            85711
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    (City         (State)         (Zip)

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2.  Issuer Name and Ticker or Trading Symbol

    Wavetech, Inc. (ITEL)
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3.  IRS or Social Security
    Number of Reporting
    Person (Voluntary)

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4.  Statement for Month/Year

    August/1997
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5.  If Amendment,
    Date of Original
    (Month/Year)

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6.  Relationship of Reporting Person to Issuer(check all applicable)

    [X] Director                          [ ] 10% Owner
    [ ] Officer (give title below)        [ ] Other (specify below)

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
Form 5 (continued)

Table I -- Non-derivative Securities Acquired, Disposed of, or Beneficially Owned
======================================================================================================
1. Title of   2. Trans- 3. Trans-  4. Securities Acquired (A) 5.Amount of   6. Ownership  7. Nature of
   Security      action    action     or Disposed of (D)        Securities     Form:         Indirect
   (Instr. 3)    Date      Code       (Instr. 3, 4 and 5)       Beneficially   Direct(D)     Beneficial
                (Month/   (Instr.8)         (A) or              Owned at End     or          Ownership
                Day Year)  Code V     Amount  (D)   Price       of Month       Indirect(I)   (Instr.4)
                                                               (Instr.3 and 4) (Instr.4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of        2. Conver-  3. Trans-  4. Transac-   5. Number of Deriv-
   Derivative         sion or     action     tion Code     ative Securities Ac-
   Security           Exercise    Date       (Instr. 8)    quired (A) or Dis-
   (Instr. 3)         Price of    (Month/                  posed of (D)
                      Deriv-      Day/                     (Instr. 3, 4, and 5)
                      ative       Year)      -----------------------------------
                      Security               Code   V       (A)             (D)
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Non-Employee Director
 Stock Option
 (right to buy)        (1)       3-26-97      J(2)          10,000
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Non-Employee Director
 Stock Option
 (right to buy)        (1)       7-28-97      J(2)          40,000
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================================================================================================
6. Date Exer-      7. Title and Amount of  8. Price   9. Number     10.Owner-      11. Nature
   cisable and       Underlying Securities    of         of Deriv-     ship              of
  Expiration Date      (Instr. 3 and 4)       Deriv-     ative         Form of        Indirect
  (Month/Day/Year)                            ative      Securities    Derivative     Beneficial
  ----------------   ----------------------  Security   Beneficially   Security       Ownership
   Date     Expira-               Amount or  (instr.5)   Owned at End  Direct(D)      (Instr.4)
   Exer-     tion      Title      Number of              of Month      or Indirect(I)
   cisable   Date                  Shares                Instr. 4)     (Instr.4)
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  3-26-98    (3)     Common Stock  10,000      (2)                        D
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  7-28-99    (3)     Common Stock  40,000      (2)        50,000          D
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
Explanation of Responses:
(1) These shares may be exercised at a price equal to the mean of the bid and asked price of the Company's Common Stock on the Nasdaq SmallCap Market on the date of grant.
(2) Grant to reporting person of option to buy shares of Common Stock under the Non-Employee Director Automatic Stock Option Grants portion of the Company's 1997 Stock Incentive Plan.
(3) The option will terminate on the earlier of (i) the tenth anniversary of the date of grant or (ii) 60 days after the reporting person ceases to serve as a Director of the Company. The option may be exercised during such 60 day period only as to the shares which were exercisable prior to the last day the reporting person was a Director.

                                /s/ Terrence H. Pocock           11/16/97
                            --------------------------         --------------
                          **Signature of Reporting Person           Date
                                    Terrence H. Pocock
**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
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